UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

Current Report
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 21, 2006

FRESH HARVEST PRODUCTS, INC.
(Exact Name of Registrant as Specified in its Charter)

New Jersey	**000-24189**	**33-1130446**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3163 Kennedy Boulevard	**07306**
Jersey City, New Jersey	
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (201) 217-4137

Serino1 Corp
(Former Name or Former Address if Changed Since Last Report)

Check the appropriate box below if the Form 8K fining is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17CFR230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communication pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

.

ITEM 4.01   CHANGES IN REGISTRANT'S CERTIFYING ACCOUNTANT.

(a) (1) Previous Independent Accountant

(i)   As previously reported, on December 16, 2005, Serino 1 Corp. (Serino 1) entered into a merger agreement with and subsequently changed its name to Fresh Harvest Products, Inc. (Fresh Harvest). As a result of the merger, which is discussed in detail in the Company's Form 8K filed January 27, 2006, Serino 1 accepted the resignation of its previous auditor, Gately & Associates, LLC (Gately) as of February 21, 2006.

(ii)   Gately was the Registrant's auditor from it's inception on April 21, 2005 and conducted the Registrant's previous audit as at April 30, 2005 and the review of its financials included in the 10 QSB for the periods ended July 31 and October 31, 2005.

(iii)   The Board of Directors has accepted the resignation of Gately & Associates, LLC effective February 21, 2006.

(iv)   During the Gately's tenure with the Company there were no disagreements on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures.

(v)   Gately has not advised the Company of any reportable events as defined in paragraph (A) through (D) of Regulation S-K Item 304 (a) (1) (v).

(2) New Independent Accountants

Fresh Harvest Products, Inc. is in the process of engaging new auditors. The Registrant will file an amended 8K disclosing its new auditor when the Board of Directors has finalized an agreement.

Item 9.01   Financial Statements, Pro Forma Financial Information and Exhibits.

(c) Exhibits

16   Letter by the former independent accountant in connection with the disclosure under Item 4 of this Report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: February 27, 2006

Fresh Harvest Products, Inc.
(Registrant)

/s/ Michael Jordan Friedman

_____
Michael Jordan Friedman
President